October 9, 2007
CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Form 10-K (File No. 0-22915) Response to SEC Staff Comments dated September 18, 2007
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated September 18, 2007 regarding the filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.
     Pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, as applicable, we request that the staff return Appendix A to us as soon as practicable following its review of such information. In addition, we are requesting that the staff accord confidential treatment under the Freedom of Information Act to this information.
Form 10-K for the Year Ended December 31, 2006
Engineering Comments
General
1.	Please provide us a copy of the 2006 reserve report for the Camp Hill by Fairchild and Wells. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.
We are providing supplementally the requested CD ROM, which is labeled as Appendix A.
Significant Project Areas, page 5
East Texas Area, page 8
2.	We note that for your Camp Hill property, you continue to report reserves as proved, even though operating costs averaged $68.99 per barrel of oil produced. Tell us how the economics suggested by these costs, relative to the market prices received on sales, is consistent with the definition of proved reserves in Rule 4-10(a) of Regulation S-X, requiring there to be reasonable certainty that the reserves will be recoverable in future years under existing economic and operating conditions.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
     The average operating cost of $68.99 per barrel of oil produced in Camp Hill in 2006 only reflects the early stage of the steam injection process in the field which requires time to sufficiently heat up the interval before an indicated oil production response can be realized. We expect to experience a higher average unit operating cost early in the steam injection phase because of the high initial costs associated with steam injection and the initial low levels of production typical before production response is realized. Accordingly, we expect these unit costs to decline over time, first as oil production responds and begins to rise, and later as steam injection can be reduced after the reservoir has been sufficiently heated. Additionally, certain of these operating costs are primarily fixed, including personnel, and the steam generators and related equipment maintenance. As a result, when the expected increase in production occurs, operating costs per produced barrel are expected to decline dramatically.
     We believe that development of Camp Hill is economic notwithstanding the initial high costs per produced barrel of the project during the early steam injection phase when the steam injection is ahead of the oil production response. As a result, we do not believe that the $68.99 figure accurately captures the true economics of the Camp Hill field. We note that these high early unit costs before production response are analogous to those experienced in startups of production from ultimately profitable water floods projects and CO2 floods projects. Further, as discussed in more detail below, we continue to strongly believe that the reserves attributable to the Camp Hill field are proved reserves and the early stage of high current operating cost per barrel does not preclude such a classification.
     In connection with the foregoing, please also address the following points.
•	Submit a schedule showing how much you had budgeted in operating costs for the Camp Hill property at the beginning of 2005 and 2006, compared to the amounts you actually spent in those years; explain the variances.
     We do not budget operating costs, so we have instead calculated expected operating costs reflected in our 2004 and 2005 reserve reports and compared that to our actual operating costs for Camp Hill in 2005 and 2006. Please see Appendix B for a schedule showing this comparison.
     The reserve report for the Camp Hill field as of December 31, 2004 forecasted operating costs in the field for 2005 of approximately $375,000, and our actual operating costs in the field for 2005 were approximately $506,000. The reserve report for the Camp Hill field as of December 31, 2005 forecasted operating costs in the field for 2006 of approximately $4,522,000, including fuel costs of approximately $3,803,000, and our actual operating costs in the field for 2006 were approximately $1,030,000, including fuel costs of approximately $172,000. This cost variance with respect to 2006 was attributable to the fact that our steam injection operations in the field did not progress as expected. As discussed below, only one of the three steam generators that we had expected to use in the field was actually generating steam in 2006 due to unforeseen permitting and mechanical problems.
     In 2005, we planned to recommence steam injection at Camp Hill with the intent to restart our three steam generators connected to our pipe system and fuel gas line. However, we determined that, due to the long period of inactivity of the generators, repairs were needed. One

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
generator was refitted with a new logic controller and began steam injection in April 2006. Third party steam generator experts also inspected the other two generators in 2005 and we budgeted the repairs to be made in 2006. The operating generator had its required air quality permits with the Texas Commission for Environmental Quality. The permits for the other two generators, however, were expiring. We had planned to take advantage of a provision that would allow us to automatically renew our air quality permits for these two generators. A clerical mistake in April 2006, however, prevented us from automatically renewing these air permits. We were then forced to begin a process to obtain amended permits. During this process, we engaged a consultant with a background at the Texas Commission for Environmental Quality. Since that time we have, with the assistance of our consultant, attempted to obtain permitting exemptions and/or new permits. Although we have been frustrated by the lost time we have experienced from the permit problem arising from the clerical error, we believe that we will resolve this temporary delay and that we are clearly entitled to the permits. Accordingly, based upon the advice of our consultant, we believe we will be able to obtain new permits for the two generators by the end of 2007. If we obtain the necessary permits, we believe a third party will be able to repair the two generators at a cost of approximately $760,000. We expect these two generators will be ready to inject steam by the end of March 2008, with respect to one generator, and by the end of June 2008, with respect to the other.
     Since the permits for the two generators were not renewed by year-end 2006, the December 31, 2006 reserve report was prepared assuming delays in injection from these two generators until the third quarter of 2007. Forecasted fieldwide steam injection for 2007 was reduced accordingly. In late January 2007, the sole operating generator blew a fire tube, destroying the hull of the generator. Following an inspection by experts, we condemned the generator in March 2007, and we ordered a new $633,000 steam generator from a manufacturer in Kansas. The manufacturer promised that the generator would be delivered in August and be ready to inject steam on September 1, 2007. As a result of manufacturer delays, however, the current estimated time of delivery for the new generator is December 15, 2007. We will attempt to commence steam injection with this generator in December 2007 or as soon thereafter as possible. In order to further accelerate our steam injection activities, we have also sent a fourth, older unconnected generator to Kansas for refurbishment, and it is currently expected to be available in March 2008 at a cost of $400,000. An advantage of this fourth generator is that it is smaller and will not have to qualify for air permits.
•	Given the disclosure in your amended 2005 10-K, stating that you planned to drill 35 to 40 wells in 2006 in the Camp Hill field, tell us the reasons you drilled only ten wells in Camp Hill in 2006, as indicated in your current disclosure.
     As described below, we have experienced unexpected rig availability and title difficulties that have slowed our anticipated drilling of the Camp Hill field. We have been able to resolve or are in the process of completing the resolution of these various issues. We have now begun drilling at the pace originally intended and we believe that we are on track to drill 27 to 30 wells in 2007.
     Our drilling progress at the site has been slowed due to an unforeseen issue with drilling rig availability. Over the past few years, there has been only one rig available in the Camp Hill field area that is the optimal small size for our purposes. Unfortunately, we have had to share

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
this rig with other local customers of the drilling contractor to a much greater degree than expected by either us or the drilling company. Our prior drilling contract had not given us the exclusive or continuous right to the rig and we have been frequently frustrated by the challenge of matching the rig availability with our drilling schedule. Accordingly, in 2006 and the first half of 2007, the rig availability problem (due to unexpected high demand for the drilling rig) restricted the number of wells that we drilled in that period. We have since had greater success in obtaining use of the rig from the drilling contractor. We have now amended our agreement with the drilling contractor and have obtained the right to have the rig drill exclusively for us for the remainder of 2007 and through February 2008 with an option in our favor to extend the contract for four additional three-month periods. In addition, the drilling company has agreed to operate the rig up to seven days per week for us until 17 wells are drilled, instead of their usual five days per week. We believe this accommodation will allow us to further accelerate our Camp Hill drilling program.
     In addition to rig availability, our drilling program in Camp Hill in 2006 was slowed by the discovery of unexpected oil and gas lease issues on two key tracts (Rosson and Royal). We had planned to drill three wells on these tracts in early 2006 to confirm further pattern development later in 2006. However, landmen advised us that without lease amendments, we would lose acreage on the tracts due to lease provisions that would shrink acreage held by production to proration units smaller than we had expected. We delayed our drilling in the Camp Hill field generally in 2006 as a result of this lease issue because we determined that drilling these three wells first was the optimal drilling schedule. Once the leases were amended or reacquired in the second half of 2006, we started drilling the wells that confirmed the pattern development for the two tracts. This pattern development is now planned for late 2007 and early 2008.
     Our management and board remain committed to the development of Camp Hill. We plan to develop the Camp Hill reserves and have always planned to do so since our initial acquisition of these reserves in the 1990s. As described above, we have worked diligently to meet the challenges of a series of unforeseen problems and believe that we are now positioned to begin to realize increasing amounts of the potential of this field.
     Consistent with Rule 4-10(a) of Regulation S-X, our analysis of the Camp Hill reserves is based upon existing economic and operating conditions as of the date the estimates are made. As contemplated by the Staff’s guidance, “existing economic and operating conditions are the product prices, operating costs, production methods, recovery techniques, transportation and marketing arrangements, ownership and/or entitlement terms and regulatory requirements that are extant on the effective date of the estimate.” Our plans to develop Camp Hill are based on production methods and recovery techniques that have been in existence for many years. Our estimates are not based upon and require neither a decrease in costs for available equipment and services nor an increase in product prices in order for the reserves to be economically produced. We respectfully submit that the unexpected delays from planned development during the past two years resulting from rig availability, land issues, and mechanical, operational and permitting problems have been temporary and have been or are in the process of being resolved. We firmly believe that there is, and has always been, reasonable certainty that the Camp Hill project will continue to be developed.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
•	Please tell us how many wells you have drilled in the Camp Hill field during 2007, and how many wells you estimate you will have drilled there by December 31, 2007.
     We drilled six wells in the first half of this year in the Camp Hill field. We drilled an additional six in the third quarter of 2007 and expect to drill between 15 and 18 additional wells in the fourth quarter. This drilling program results in a total of 27 to 30 wells expected to be drilled in 2007. The wells drilled in the first half of 2007 were all service wells. Of the six wells drilled in the third quarter, three were service wells and three were producing wells. Of the 15 to 18 wells expected to be drilled in the fourth quarter of 2007, five are expected to be service wells and the remainder are expected to be producing wells. We expect to update our drilling plans and results for Camp Hill in our upcoming Form 10-Q for the third quarter of 2007.
Oil and Natural Gas Reserves, page F-25
3.	We note that you report significant additions due to discoveries and extensions of gas reserves in all periods, and significant revisions of gas in all periods and of oil in 2005. Please disclose your explanations for all of the significant reserve changes reported in your reserve table to comply with paragraph 11 of SFAS 69.
     During 2006, 2005 and 2004, we reported considerable discoveries and extensions to our gas reserves primarily due to our drilling program, comprised of: (1) our Barnett Shale play in 2006 and 2005 and (2) a combination of our Gulf Coast and Barnett Shale areas in 2004. We reported significant downward revisions to our gas reserves in 2006, 2005 and 2004 as follows: (1) in 2006, we experienced a decline in natural gas prices and well performance in our Barnett Shale area; (2) in 2005, the revision resulted primarily from additional information from seismic data and a decline in well performance in our Barnett Shale area; and (3) in 2004, the revision resulted primarily from a decline in the performance of a well in the Gulf Coast area. In 2005, we incurred a significant downward revision to our oil reserves mainly due to a reduction in the anticipated overall recovery efficiency factor in the Camp Hill field.
      Although many of these matters are discussed in various sections of our Annual Report on Form 10-K for the year ended December 31, 2006, they are not specifically discussed in the footnote regarding Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities. We, therefore, propose to include, in the Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities footnote contained in our future filings on Form 10-K, beginning with our Annual Report on Form 10-K for the year ended December 31, 2007, a discussion of material changes in our reserves, if any, as prescribed in paragraph 11 of SFAS 69 for 2007, 2006 and 2005.
Standardized Measure, page F-26
4.	Please explain to us the basis for the reduction in future operating costs from $377.3 million in 2005 to $350.1 million in 2006. Please include details sufficient to understand how forecasting a decline in future operating costs from the 2005 estimate

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
has taken into account the trends depicted in the following information from your 2006 10-K report:

					OPEX
	Reserves MMCFE	% Change	Production MMCFe	%Change	M$	% Change
2004	109,329		8,316		8,392

2005	150,608	38	9,610	16	10,437	24

2006	209,968	39	11,706	22	16,428	58
     Our future oil and natural gas operating expenses decreased in the December 31, 2006 standardized measure table as compared to the year prior. This decrease was primarily attributable to the sharp decrease in the assumed price of natural gas that is used as fuel for steam injection (“fuel price”) in the Camp Hill field reserve reports year-on-year. Specifically, the 2006 year-end natural gas spot price of $5.820/MMBtu used in the calculations of standardized measure and in the reserve report decreased sharply from the 2005 year-end natural gas spot price of $7.951/MMbtu. This fuel price variance, in large part, resulted in a year-on-year reduction of $48 million in the estimated Camp Hill future operating costs. Accordingly, had 2006 fuel costs remained unchanged compared to 2005 fuel costs, our future operating costs would have been 6% higher than 2005 and on trend with the year-on-year increases in actual operating expenses realized in 2005 and 2006.
     The continued increase in our reserves and actual operating expenses as a whole from 2004 through 2006 relates primarily to the expansion of our Barnett Shale area.

     Please contact Amanda Legal at (713) 229-1281, James Mayor at (713) 229-1749, or Gene J. Oshman at (713) 229-1178 of Baker Botts L.L.P. with any questions or comments.

Appendix A
[Furnished Confidentially Pursuant to Rule 418(b),
Rule 12b-4 and the Freedom of Information Act]

Appendix B
CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
CARRIZO OIL & GAS, INC
OPERATING COSTS ANALYSIS

	2005			2006
	Reserve			Reserve
	Report (1)	Actuals	Delta	Report (2)	Actuals	Delta
Fuel Costs	—	—	—	3,803,911	172,214	(3,631,697)
Ad Valorem Tax	13,032	4,641	(8,391)	72,112	15,491	(56,621)
Severance Tax	31,418	38,845	7,427	173,854	41,905	(131,949)
Lease Operating Costs	330,437	463,052	132,615	472,314	800,564	328,250

TOTAL EXPENSE	374,887	506,538	131,651	4,522,191	1,030,174	(3,492,017)

(1)	Represents the projected 2005 costs as calculated for the 12/31/04 reserve report

(2)	Represents the projected 2006 costs as calculated for the 12/31/05 reserve report

October 9, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:      Mr. Karl Hiller

Re:	Acknowledgments Related to Carrizo Oil & Gas Inc.’s Response to the Staff’s
Comment Letter dated September 18, 2007
Ladies and Gentlemen:
     In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated September 18, 2007, with respect to the Annual Report on Form 10-K for the year ended December 31, 2006, filed April 2, 2007, of Carrizo Oil & Gas, Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CARRIZO OIL & GAS, INC.
By:	/s/ Paul F. Boling
Paul F. Boling
Vice President and Chief Financial Officer

ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON
FOIA CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC. PURSUANT TO 17 C.F.R. 200.83
October 9, 2007
VIA HAND DELIVERY AND FACSIMILE
Mr. Jim Murphy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Carrizo Oil & Gas, Inc.
Response to SEC Staff Comments sent by facsimile dated September 18, 2007 and Confidential Treatment Request
Dear Mr. Murphy:
     On behalf of our client, Carrizo Oil & Gas, Inc. (the “Company”), I am providing materials from the Company being submitted to the Securities and Exchange Commission (the “Commission”) in response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission on September 18, 2007 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006 (File No. 0-22915).
     I am providing a CD-ROM disc, labeled Appendix A, that is being provided as supplemental information in response to comment 1. This Appendix is subject to a confidential treatment request under Rule 83 of the Commission’s Rules of Practice. Accordingly, the EDGAR transmission of the Company’s response to the staff’s comments (the “Submission”) does not contain this supplemental information. We hereby request that the Staff return the supplemental information to me in the enclosed self-addressed package after completing its review. We believe the return of this information is consistent with the protection of investors and with the provisions of the Freedom of Information Act (5 U.S.C. § 552).
     If any member of the Staff has any questions relating to this submission, please call 713-229-1281.

 2
FOIA Confidential Treatment Request
     Pursuant to Rule 83 of the Commission’s rules and regulations relating to Commission records and information, 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to portions of this submission and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. § 552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83. The portion of the Submission for which confidential treatment is requested is labeled Appendix A.
     Each page of Appendix A has been marked with a legend substantially similar to the following: “Confidential Treatment Requested by Carrizo Oil & Gas, Inc.”
     In addition to its request for confidential treatment of the above-referenced portion of the Submission, the Company requests that any memoranda, notes or other writings made by any member or employee of the Commission relating to either of the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. §552(b)(4), and 17 C.F.R. §200.80(b)(4).
     A copy of this Confidential Treatment Request (without the attachments) is being delivered to FOIA Officer of the Commission.
     Thank you for your attention to this matter.

BAKER BOTTS L.L.P.
By:	/s/ Amanda J. Legal
Amanda J. Legal

 3
FOIA CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
     cc (without attachments):
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, Virginia 22312-2413
Ms. Nasreen Mohammed
Mr. Karl Hiller
Securities and Exchange Commission
Mr. Paul F. Boling
Carrizo Oil & Gas, Inc.
Mr. Gene J. Oshman
Mr. James H. Mayor
Baker Botts L.L.P.